Exhibit 99.40

Quest Rare Minerals Ltd.
QUEST RARE MINERALS APPOINTS MACKENZIE WATSON AS
HONORARY CHAIRMAN AND TO ADVISORY BOARD
Toronto, May 20, 2010 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to announce that its Board of Directors has appointed Mackenzie I. Watson as Honorary Chairman of Quest’s Board of Directors and to Quest’s Advisory Board.
“We are delighted that Mac Watson has agreed to serve as our Honorary Chairman and on our Advisory Board,” said Peter Cashin, President and Chief Executive Officer of Quest. “We look forward to having Mac participate at Quest Board meetings and to his continued leadership.”
Mr. Watson has been a director of Quest since its incorporation in June 2007 and played an instrumental role in the “spin-out” of Quest in late 2007 by Freewest Resources Canada Inc., which resulted in Quest becoming a public company. Mr. Watson was the founder of Freewest and led the company during its recent sale to Cliffs Natural Resources, Inc., which placed a value on Freewest of approximately $240 million. The appointments by Quest follow Mr. Watson’s resignation from Quest’s Board of Directors, which Mr. Watson advised were for personal reasons.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based, exploration company focused on the identification and discovery of new world-class Rare Earth deposit opportunities. The Corporation is publicly-listed on the TSX Venture Exchange as “QRM” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake area of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation is currently completing a 43-101 Resource Estimate and Metallurgical study as part of an on-going economic evaluation of the deposit. Quest continues to pursue high-value project opportunities throughout North America.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.